iQSTEL, Inc.

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

January 11, 2021

Jan Wu

Division of Corporation Finance

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, DC 20549

Re:iQSTEL, Inc.

Offering Statement on Form POS 1-A

Amendment No. 4

Filed January 11, 2021

File No. 024-10950

Dear Ms. Wu:

Kindly be advised that iQSTEL, Inc. (the "Company") requests that its Regulation A offering, as amended, be qualified on Wednesday, January 13, 2021 at 4:00 pm Eastern time, or as soon thereafter as is practicable.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Leandro Iglesias

Chief Executive Officer